

July 1, 2011

Via E-mail
Mr. Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518

> **Re: Cimarex Energy Co.**
> **Form 10-K for Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 1-31446**

Dear Mr. Korus:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Financial Statements

Note 17 – Unaudited Supplemental Oil and Gas Disclosures, page 85

1.   We note you disclose on page 87 that the effect of adopting the SEC and FASB revised oil and gas reporting rules was minimal, apart from the change to using the 12-month average pricing. Please disclose the effect of adopting this pricing change on your reserve quantity estimates and standardized measures.

2.   We note you disclose on page 88 that during 2010, you added 411.7 Bcfe of proved
        reserves through extensions and discoveries. Please expand your disclosure to discuss
        the technologies used that contributed to these additions to your reserve estimates, to
        comply with Item 1202(a)(6) of Regulation S-K.

3.   We note you disclose on page 88 that the determination of whether to record and
        separately disclose NGL volumes is based on where title transfer occurs during
        processing of the well stream. Please expand your disclosure on this page, as well as on
        page 63 of Note 3 – Summary of Significant Accounting Policies – Revenue Recognition,
        to clarify the circumstances under which you record and disclose NGL volumes
        separately, where and when during processing of the well stream the title is considered
        transferred, and how you recognize revenue for NGL sales when they are recorded and
        disclosed separately vs. not separately.

4.   We note you disclose on page 90 explaining that under the full cost ceiling test,
        capitalized costs of oil and gas properties may not exceed the present value of estimated
        future net revenues from proved reserves, discounted at ten percent, plus "…the lower of
        cost or fair market value of unproved properties…." Please modify your disclosure to
        clarify your handling of the costs of unproved properties in this calculation,
        differentiating based on the characteristics described in points (B) and (C) of Rule 4-10
        (c)(4) of Regulation S-X. Similar revisions to your full cost accounting policy
        disclosures on pages 51 and 62 appear to be necessary.

Note 15 – Litigation, page 83

5.   We note you disclose that in 2008 you had accrued litigation expense of $119.6 million,
        corresponding to an unfavorable judgment from the Tulsa County District Court in
        January 2009, and that while you have appealed the judgment, you have accrued an
        additional $9.4 million and $8.9 million during 2009 and 2010. Please modify your
        disclosure to clarify that you regard the amounts accrued as probable loss, if true; also set
        forth your reasons for the additional accruals, the additional claim amount, and the range
        of reasonably possible additional losses. If such information is not known or estimable,
        please state this in your disclosure.

Form 10-Q for the Quarter Ended March 31, 2011

General

6.   Please revise the accounting and disclosure in your interim report as necessary to address
        all applicable comments written on your annual report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief